FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, T P Goodlace (Chief Operating Officer), J G Hopwood,
G Marcus, J M McMahon
†
, D N Murray, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel  +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Andrew Davidson
Tel       +27 11-644-2638
Mobile +27 82 667-7203
MEDIA RELEASE
Kloof Gold Mine achieves a million
fatality-free shifts
Johannesburg, June 25, 2008: Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) is pleased to report that its Kloof gold mine, near Westonaria on the West Rand today achieved one million fatality-
free shifts.
The milestone was achieved with the completion of the night shift early today and has taken 51 working days of dedication, teamwork, and commitment to safety procedures and best practices in mining.
Rodney Hart, the vice president and head of operations at Kloof, praised the employees for their significant achievement which he said had been brought about by “a change of attitude towards our own and the safety of our team members”.
Nick Holland, the chief executive of Gold Fields, said:
“The one million fatality-free shifts at Kloof demonstrates that safe working can be achieved at deep-level gold mines. It has also given a significant boost to our safety efforts throughout all our operations following the very unfortunate accidents we had earlier this year.
Safety remains the number one priority within Gold Fields and we are currently conducting a comprehensive audit of our safety practices and safety performance at our mines in South Africa. If we can go for more than 50 days at a deep-level mine such as Kloof without one fatal injury, then I firmly believe that our goal of having zero fatalities on all
Gold Fields mines can be realised.”
Kloof employs approximately 15,000 people and mining takes place at depths of up to 3 kilometres. The previous one million fatality-free shifts at Kloof was achieved on 4 April, 2006.
Enquiries:       Andrew Davidson
Office Tel: 011-644-2638
Mobile: 082 667-7203
ends
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production approaching four million ounces per annum, total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International
Financial Exchange (DIFX).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 June 2008
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs